SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                   FORM 6-K

                          REPORT OF A FOREIGN ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           for the month of May 2003

                            ______________________

                               ASML Holding N.V.

                                  De Run 1110
                               5503 LA Veldhoven
                                The Netherlands
                   (Address of principal executive offices)
                            ______________________



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F |X|      Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes  |_|       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83266) OF ASML HOLDING N.V.

Exhibit

99.1 "ASML Launches an Offering of Convertible Subordinated Notes with an Aggregate Principal Amount of EUR 300 Million," dated May 7, 2003.

99.2 "ASML Prices EUR 330 Million Offering of Convertible Subordinated Notes," dated May 8, 2003.

99.3 "ASML Announces Exercise of Over-Allotment Option by Underwriters," dated May 8, 2003.

         "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ASML HOLDING N.V. (Registrant)


Date:  May 9, 2003                           By: /s/ Peter T.F.M. Wennink
                                                 -----------------------------
                                                 Peter T.F.M. Wennink
                                                 Executive Vice President
                                                 and Chief Financial Officer